Sit Tax-Free Income Fund - Class S (SNTIX) and Class Y (SNTYX) March 31, 2022

The **Sit Tax-Free Income Fund - Class S** provided a return of -4.62% during the 12-month period ending March 31, 2022, compared to the return of the Bloomberg Barclays 5-Year Municipal Bond Index of -4.48%. The Fund's 30-day SEC yield was 2.61% and its 12-month distribution rate was 2.69%. The Fund's effective duration was 5.3 years.

The **Sit Tax-Free Income Fund - Class Y** (institutional share class) opened on June 1, 2021.

Factors that Influenced the Fund's Performance Over the Past 12 Months

The tax-exempt yield curve shifted much higher and flattened during the period, with short yields rising most. Yields for short maturities rose approximately 145-160 basis points during the period, most of which took place in 2022. Meanwhile, yields for intermediate and long maturities rose by approximately 100 basis points and 80 basis points, respectively, during the period, also moving up aggressively in 2022. Net positive inflows for tax-exempt funds exceeded $48 billion for the period as tax-exempt fund flows provided strong support for the municipal market throughout 2021, before abruptly turning negative in early 2022. Municipal issuance for the period was about $460 billion, which trailed the prior year by about 9%, and became challenging for the market to absorb once fund flows turned negative. Credit spreads for tax-exempt bonds tightened in 2021 for A-rated and BBB-rated credits before reversing course in 2022 and widening to push municipal bond prices lower.

The Fund's performance for the period was dampened in part because of a larger weighting of long duration bonds relative to the Fund's benchmark, as longer duration bonds underperformed shorter duration bonds. However, the Fund's hedge in U.S. Treasury futures partially offset this deficit as Treasury yields rose significantly, especially on the short end, after the hedge was reinstated in late April 2021. Further, the Fund's significant weighting in single-family mortgage revenue bonds significantly lagged the Fund's benchmark largely due to low coupon structures. In terms of credit quality, BBB-rated bonds were the best performing part of the index during the period and AAA-rated bonds the worst. Along the same lines, the Fund's significant allocation to non-rated bonds, which performed relatively better with generally higher coupons, contributed positively to Fund performance during the period. The Fund also benefited from holdings in education/student loan revenue bonds and other revenue bonds.

Outlook and Positioning

The Fund's core strategy continues to emphasize current income as the primary driver of returns over the long run. Given the increase in short rates, we can now purchase shorter duration tax-exempt bonds at acceptable yields, and such bonds seem likely to become increasingly attractive. We are also buying bonds with expected average lives that are meaningfully shorter than their stated maturities at attractive average life yields. Housing-related sectors continue to remain a meaningful percentage of the Fund because of strong underlying fundamentals, totaling more than 45% of Fund assets as of the end of the period. Further, over 25% of the Fund remains invested in non-rated bonds, which provide an attractive income advantage. We plan to increase the Fund's allocation to higher coupon bonds and focus deeply on credit analysis to differentiate opportunities as they arise. The Fund remains diversified on a geographic and issuer basis to mitigate credit and liquidity risk, and we believe the Fund is well-positioned to achieve attractive risk-adjusted returns going forward.

Fund Objective and Strategy

The Sit Tax-Free Income Fund objective is high current income that is exempt from federal income tax consistent with preservation of capital. The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

DISCLOSURE: Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Effective duration is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions.

NOTICE: This analysis contains the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice, and therefore, so may the investment decisions of Sit Investment Associates.